Exhibit 99.65

RIO ALTO ANNOUNCES OFFICER APPOINTMENTS

For Immediate Release	January 23, 2012

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSXV & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to announce that Alex Black will now serve as the Company’s Chief Executive Officer in addition to his continuing role as President and that Victor Gobitz will serve as the Company’s Chief Operating Officer commencing February 1, 2012. Mr. Black and Mr. Gobitz also serve as directors of the Company.

Mr. Gobitz is an experienced mining engineer with extensive experience in the start up and expansion of mining projects. Prior to his appointment as the Company’s Chief Operating Officer, Mr. Gobitz was the CEO of Corporación Minera Castrovirreyna until June 2011. Castrovirreyna is a Peruvian company devoted to the exploration, development, treatment and commercialization of minerals such as silver, gold, lead and zinc. Mr. Gobitz joined the Rio Alto Board of Directors in March 2011 and currently sits on the Board of Directors of two other public mining companies listed on the Bolsa de Valores de Lima, Volcan Compañía Minera and Castrovirreyna Compañía Minera. Mr. Gobitz received his professional education at the Pontificia Universidad Católica del Perú from 1981 to 1986 and obtained a Masters degree in Business Administration from Escuela de Administración de Negocios - ESAN in 1998. Mr. Gobitz is also a Director of the Peruvian Mining Safety Institute - ISEM and Member of the Board of the Peruvian Corps of Engineers, Chapter of Mining Engineers - CIP.

Mr. Gobitz has been granted a total of 200,000 options exercisable at $3.75 for a period of five years pursuant to the Company’s stock option plan in connection with his appointment as Chief Operating Officer.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black
President & CEO

FORFURTHER INFORMATION, CONTACT:

Alex Black, President & CEO	Alejandra Gomez, Investor Relations
Phone: +51 1 625 9900	Phone: +1 604 628 1401
Phone: +51 99279 4655	Fax: +1 866 393 4493
Email: alexb@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts the responsibility for the adequacy or accuracy of this release.